UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

July 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	July 31, 2023

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2023

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND FOR THE THREE AND SIX-MONTHS PERIODS THEN ENDED

S/	=	Peruvian Sol
US$	=	United States dollar

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2022 and June 30, 2023 (unaudited)

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	9	917,554	891,225
Trade accounts receivable, net	10	1,078,582	1,050,273
Accounts receivable from related parties	11	27,745	46,892
Other accounts receivable, net	12	393,195	387,309
Inventories, net	13	346,783	388,581
Prepaid expenses		28,098	40,541
Total current assets		2,791,957	2,804,821

Non-current assets
Trade accounts receivable, net	10	723,869	749,900
Accounts receivable from related parties	11	542,392	555,107
Other accounts receivable, net	12	285,730	310,519
Inventories, net	13	65,553	70,139
Prepaid expenses		17,293	23,551
Investments in associates and joint ventures	14	14,916	12,920
Investment property, net	15	61,924	59,997
Property, plant and equipment, net	15	284,465	280,588
Right-of-use assets, net	15	50,207	44,360
Intangible assets, net	15	787,336	803,057
Deferred tax asset	22	295,638	291,380
Total non-current assets		3,129,323	3,201,518
Total assets		5,921,280	6,006,339
Liabilities
Current liabilities
Borrowings	16	574,262	570,230
Bonds	17	77,100	82,141
Trade accounts payable	18	1,027,256	1,019,080
Accounts payable to related parties	11	53,488	50,861
Current income tax		69,652	33,773
Other accounts payable	19	705,442	888,409
Other provisions	20	132,926	123,737
Total current liabilities		2,640,126	2,768,231

Non-current liabilities
Borrowings	16	305,631	339,551
Bonds	17	792,813	764,956
Trade accounts payable	18	9,757	8,985
Accounts payable to related parties	11	27,293	27,917
Other accounts payable	19	102,319	82,163
Other provisions	20	569,027	568,107
Deferred tax liability	22	128,308	149,376
Total non-current liabilities		1,935,148	1,941,055
Total liabilities		4,575,274	4,709,286

Equity	21
Capital		1,196,980	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,142,092	1,142,092
Other reserves		(97,191)	(87,974)
Retained earnings		(1,342,362)	(1,364,924)
Equity attributable to controlling interest in the Company		1,061,504	1,048,159
Non-controlling interest	29	284,502	248,894
Total equity		1,346,006	1,297,053
Total liabilities and equity		5,921,280	6,006,339

The notes on pages 6 to 53 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Profit or Loss

For the three and six-month period ended June 30, 2022 and June 30, 2023 (unaudited)

		For the three		For the six
		month period ended June 30,		month period ended June 30,
In thousands of soles	Note	2022	2023	2022	2023
Revenue
Revenue from construction activities		704,393	589,395	1,248,633	1,038,038
Revenue from services provided		253,532	259,763	496,492	516,343
Revenue from real estate and sale of goods		169,746	187,763	302,472	332,678
Total revenue from ordinary activities arising from contracts with customers	23	1,127,671	1,036,921	2,047,597	1,887,059
Cost
Cost of construction activities		(589,827)	(561,255)	(1,185,680)	(1,019,147)
Cost of services provided		(195,524)	(201,509)	(372,359)	(399,933)
Cost of real estate and sale of goods		(121,538)	(139,871)	(223,983)	(252,771)
Cost of sales and services	24	(906,889)	(902,635)	(1,782,022)	(1,671,851)
Gross profit		220,782	134,286	265,575	215,208
Administrative expenses	24	(53,881)	(57,060)	(95,609)	(102,923)
Other income and expenses, net	25	3,706	568	(3,424)	1,001
Operating profit		170,607	77,794	166,542	113,286
Financial expenses	26.A	(35,143)	(44,625)	(76,790)	(86,437)
Financial income	26.A	4,306	8,132	8,612	26,164
Interests for present value of financial asset or liability	26.B	(28,670)	6,357	(68,265)	20,163
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	1,494	792	1,069	1,656
Profit before income tax		112,594	48,450	31,168	74,832
Income tax expense	27	(24,123)	(40,032)	(21,168)	(72,413)
Profit for the period		88,471	8,418	10,000	2,419

Profit (loss) attributable to:
Controlling interest in the Company		72,631	(5,174)	(15,213)	(22,562)
Non-controlling interest		15,840	13,592	25,213	24,981
		88,471	8,418	10,000	2,419

Profit (loss) per share attributable to controlling interest in the Company during the period	31	0.074	(0.004)	(0.015)	(0.019)
Diluted profit (loss) per share attributable to controlling interest in the Company during the periodo	31	0.060	(0.004)	(0.013)	(0.019)

The notes on pages 6 to 53 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Other Comprehensive Income

For the three-month and six-month period ended June 30, 2022 and June 30, 2023 (unaudited)

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Profit for the period	88,471	8,418	10,000	2,419
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	163	-	163	-
Foreign currency translation adjustment, net of tax	(5,184)	9,001	(9,773)	9,173
Exchange difference from net investment in a foreign operation, net of tax	(631)	(243)	(670)	79
Other comprehensive income for the period, net of tax	(5,652)	8,758	(10,280)	9,252
Total comprehensive income for the period	82,819	17,176	(280)	11,671
Comprehensive income attributable to:
Controlling interest in the Company	67,322	2,693	(25,369)	(13,345)
Non-controlling interest	15,497	14,483	25,089	25,016
	82,819	17,176	(280)	11,671

The notes on pages 6 to 53 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Changes in Equity

For the three and six-month period ended June 30, 2022 and June 30, 2023 (unaudited)

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the period		-	-	-	-	-	-	(15,213)	(15,213)	25,213	10,000
Cash flow hedge, net of tax		-	-	-	-	-	163	-	163	-	163
Foreign currency translation adjustment		-	-	-	-	-	(9,653)	-	(9,653)	(120)	(9,773)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(666)	-	(666)	(4)	(670)
Comprehensive income of the period		-	-	-	-	-	(10,156)	(15,213)	(25,369)	25,089	(280)
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(2,310)	(2,310)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(22,835)	(22,835)
Capital increase		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	-	335,580	(25,145)	310,435
Balances as of June 30, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(78,785)	(909,016)	1,513,256	252,909	1,766,165
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
(Loss) profit for the period		-	-	-	-	-	-	(22,562)	(22,562)	24,981	2,419
Foreign currency translation adjustment		-	-	-	-	-	9,138	-	9,138	35	9,173
Exchange difference from net investment in a foreign operation		-	-	-	-	-	79	-	79	-	79
Comprehensive income of the period		-	-	-	-	-	9,217	(22,562)	(13,345)	25,016	11,671
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(50,735)	(50,735)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(9,889)	(9,889)
Total transactions with shareholders		-	-	-	-	-	-	-	-	(60,624)	(60,624)
Balances as of June 30, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(87,974)	(1,364,924)	1,048,159	248,894	1,297,053

The notes on pages 6 to 53 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Cash Flows

For the three and six-month period ended June 30, 2022 and June 30, 2023 (unaudited)

		For the three		For the six
		month period ended June 30,		month period ended June 30,
In thousands of soles	Note	2022	2023	2022	2023

Operating activities
Profit before income tax		112,594	48,450	31,168	74,832
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	18,288	17,442	37,183	35,378
Amortization of intangible assets	15	23,378	39,775	47,737	75,061
Impairment (reversal) of inventories		37	(385)	99	-
Impairment of accounts receivable and other accounts receivable		-	2,180	46	2,180
Debt condonation		-	2,342	-	(192)
Impairment of property, plant and equipment		(236)	1,309	(236)	1,318
Impairment of intangible assets		1,256	-	661	-
Other provisions		10,012	3,067	21,412	9,122
Renegotiation of liability for acquisition of non-controlling Morelco		3,706	-	3,706	-
Financial expense,net		76,987	16,564	69,456	46,797
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14. A and B	(1,494)	(792)	(1,069)	(1,656)
Reversal of provisions		(2,856)	(1,255)	(3,632)	(4,726)
Disposal (reversal) of assets		39	(723)	6	(1,258)
Profit on sale of property, plant and equipment		(675)	1,301	(638)	881
Loss on remeasurement of accounts receivable and accounts payable		36,412	(7,781)	70,203	(20,322)
Net variations in assets and liabilities:
Trade accounts receivable		(210,927)	(34,412)	(27,833)	1,720
Other accounts receivable		(91,445)	7,825	(76,722)	(16,060)
Other accounts receivable from related parties		(25,249)	16,090	16,476	(7,313)
Inventories		31,112	(1,538)	9,883	(46,094)
Prepaid expenses and other assets		8,737	11,292	(4,456)	(15,690)
Trade accounts payable		11,239	16,370	(61,416)	(8,799)
Other accounts payable		3,364	86,817	(30,067)	147,163
Other accounts payable to related parties		17,576	(25,772)	(2,500)	(5,615)
Other provisions		(29,569)	(1,734)	(29,997)	(4,960)
Interest paid		(24,084)	(38,120)	(62,711)	(79,532)
Payments for purchases of intangible assets - Concessions		908	-	-	-
Income tax paid		(42,633)	(26,771)	(76,332)	(88,474)
Net cash (applied to) provided by operating activities		(73,523)	131,541	(69,573)	93,761
Investing activities
Proceeds from sale of property, plant and equipment		849	-	4,879	1,043
Interest received		3,192	7,047	3,934	13,782
Dividends received		-	3,652	-	3,652
Acquisition of investment property		(11)	-	(11)	(2)
Acquisition of intangible assets		(30,801)	(37,572)	(44,289)	(85,374)
Acquisition of property, plant and equipment		(16,621)	(10,282)	(23,312)	(22,311)
Net cash applied to investing activities		(43,392)	(37,155)	(58,799)	(89,210)
Financing activities
Borrowing received		456,432	40,926	464,050	171,066
Amortization of borrowings received		(107,504)	(35,969)	(161,946)	(104,793)
Amortization of bonds issued		(12,796)	(16,051)	(26,837)	(33,845)
Payment for debt transaction costs		(11,914)	1,819	(13,732)	(17)
Dividends paid to non-controlling interest		(5,825)	(22,256)	(9,055)	(47,044)
Cash received (return of contributions) from non-controlling shareholders		(20,502)	(673)	(22,835)	(9,889)
Net cash provided by (applied to) financing activities		297,891	(32,204)	229,645	(24,522)
Net increase (net decrease) in cash		180,976	62,182	101,273	(19,971)
Exchange difference		42,232	3,463	8,994	(6,358)
Cash and cash equivalents at the beginning of the period		844,237	825,580	957,178	917,554
Cash and cash equivalents at the end of the period	9	1,067,445	891,225	1,067,445	891,225
Non-cash transactions:
Capitalization of interests		(354)	162	498	290
Acquisition of right-of-use assets		(788)	6,304	7,988	7,988
Capitalization of convertible bonds	21	-	-	335,580	-

The notes on pages 6 to 53 are an integral part of these interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

1.	General Information

A. Incorporation and operations

AENZA S.A.A. (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation, which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides services of strategic and functional advice and office leases space to the Corporation companies. The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in Note 7.

B. Authorization for Financial Statements Issuance

The interim condensed consolidated financial statements for the period ended June 30, 2023 have been prepared and issued with authorization of Management and approved by the Board of Directors on July 31, 2023.

The consolidated financial statements for the year ended December 31, 2022 were prepared and issued with the authorization of Management and approved by the Board of Directors on May 15, 2023 and were approved by the General Shareholders’ Meeting on June 12, 2023.

C. Compliance with laws and regulations

The Company is involved in a series of criminal investigations conducted by the Public Ministry of Peru and administrative proceedings conducted by the National Institute for the Defense of Competition and Protection of Intellectual Property (INDECOPI, for its Spanish Acronym) based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Company’s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortia. The resulting contingency from these proceedings has been determined in the Plea Agreement (“the Agreement”) signed with the Public Prosecutor’s Office and Attorney General’s Office and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano S.A. (GSP).

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been included, along with other construction companies, in the criminal investigation that the Public Ministry has been carrying out for the alleged crime of corruption of officials in relation to the so-called ‘Construction Club’. The resulting contingency from these proceedings has been determined in the Agreement with the Public Prosecutor’s Office and the Attorney General’s Office.

Moreover, at the end of February 2020, the Public Ministry requested Unna Transporte S.A.C., be included in such criminal investigation. That request was approved in October 2021. Just like other executives of other construction companies, former officers of the Corporation have been included in these criminal investigations.

The Company’s Management cannot guarantee the finding nor rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to other projects executed during the period under investigation. If applicable, these new facts could be included in the Agreement entered into with the Public Prosecutor’s Office and the Attorney General’s Office.

Final Plea Agreement and Benefits

On May 21, 2021, the Company entered into an Agreement with the Special Team of Peruvian prosecutors who are committed to full dedication to the knowledge of investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the “Prosecutor’s Office”) and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes corruption of officials, money laundering and related activities allegedly committed by the Odebrecht company and others (the “Attorney General’s Office”).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

On September 15, 2022, the Agreement was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil penalty to the Peruvian State of S/ 333.3 million and US$ 40.7 million, totalling S/481.3 million as of June 30, 2023, calculated according to the formulae established by Law 30737.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.8% and 1.7% annual interest as of June 30, 2023, respectively). The Company also undertakes to establish a series of guarantees after the approval (by which the judge verify that the agreement are in accordance with Law) of the Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA S.A.A. and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of June 30, 2023, the Company recognized in its financial statements the total liabilities associated to the Agreement for S/481.3 million (As of December 31, 2022, the balance was S/488.9 million) (see Note 20.a).

As of June 30, 2023, and as of the reporting date of the interim condensed consolidated financial statements, in the opinion of the Company’s Management and legal advisors, the civil compensation covers the total contingency to which the Company is exposed to as a result of the investigations revealed since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Free Competition Defense Commission of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the INDECOPI Court. As of June 30, 2023, Cumbra Peru S.A. maintains an estimated provision amounting to S/56.4 million (S/ 52.4 as of December 31, 2022).

Investigations and administrative process initiated by INDECOPI in relation to the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified with Resolution 038-2021/DLC-INDECOPI, by means of which the National Directorate of Research and Promotion of Free Competition of INDECOPI decided to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist agreement for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to comply with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2.7 million in two installments (the first one within 60 days after the notification of the Resolution approving the cessation undertaking and the second one within 12 months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure. As of June 30, 2023, the Company maintains a provision amounting to S/1.4 million.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

2.	Basis of preparation

The interim condensed consolidated financial statements for the period ended June 30, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”). The interim condensed consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Management believes that there are no material uncertainties that may cause significant doubt about this assumption, and that there is a reasonable expectation that the Corporation has adequate resources to continue operations for the expected future, and not less than 12 months from the end of the reporting period.

A. Immaterial corrections of previously reported balances as of June 30, 2022

In connection with the preparation of its consolidated financial statements, the Corporation identified an error in the interpretation and application of the accounting treatment of revenue and cost recognition arising from contracts with customers in the engineering and construction segment in prior periods. Management of the Corporation has evaluated and concluded that the correction of this error has resulted in non-material adjustment to the net income previously reported in the interim condensed consolidated financial statements as of June 30, 2022. It should be noted that the aforementioned adjustments had no impact on total cash flows from operating, investing or financing activities. A reconciliation between the previously reported amounts and the revised amounts as of June 30, 2022, and for the period then ended is presented below:

Interim Condensed Consolidated Statement of Financial Position:

	As of June 30, 2022
In thousands of soles	Reported	Adjustment		Revised
ASSETS
Current assets
Trade accounts receivables, net	672,380	176,726	(a)	849,106
Work in progress, net	180,916	(180,916)	(b)	-
Other accounts receivable	385,088	13,508	(a)	398,596
Other current assets	1,624,873	-		1,624,873
Total current assets	2,863,257	9,318		2,872,575

Non-current assets
Deferred tax asset	303,510	(7,274)	(c)	296,236
Other non-current assets	2,796,526	-		2,796,526
Total non-current assets	3,100,036	(7,274)		3,092,762
Total assets	5,963,293	2,044		5,965,337

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	860,151	(10,559)	(b)	849,592
Current income tax	23,594	(1,555)	(c)	22,039
Other provisions	132,019	5,296	(b)	137,315
Other current liabilities	1,048,626	-		1,048,626
Total current liabilities	2,064,390	(6,818)		2,057,572

Non-current liabilities
Deferred tax liability	109,839	(150)	(c)	109,689
Other non-current liabilities	2,031,911	-		2,031,911
Total non-current liabilities	2,141,750	(150)		2,141,600
Total liabilities	4,206,140	(6,968)		4,199,172

Equity
Equity attributable to controlling interest in the Company	1,503,828	9,428		1,513,256
Non-controlling interest	253,325	(416)		252,909
Total equity	1,757,153	9,012		1,766,165
Total liabilities and equity	5,963,293	2,044		5,965,337

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

Interim Condensed Consolidated statements of profit or loss:

	For the six
	month period ended June 30, 2022
In thousands of soles	Reported	Adjustment		Revised

Revenue from construction activities	1,300,050	(51,417)	(a)	1,248,633
Revenue from services provided	496,492	-		496,492
Revenue from real estate and sale of goods	302,472	-		302,472
	2,099,014	(51,417)		2,047,597

Cost of construction activities	(1,265,910)	80,230	(b)	(1,185,680)
Cost of services provided	(388,071)	15,712	(b)	(372,359)
Cost of real estate and sale of goods	(223,983)	-		(223,983)
	(1,877,964)	95,942		(1,782,022)
Gross profit	221,050	44,525		265,575

Administrative expenses	(69,775)	(25,834)		(95,609)
Other income and expenses	2,383	(5,807)		(3,424)
Operating profit	153,658	12,884		166,542

Financial expenses	(147,105)	-		(147,105)
Financial income	10,150	-		10,150
Share of the profit or loss of associates and joint ventures accounted for using the equity method	1,069	-		1,069
Profit before income tax	17,772	12,884		30,656
Income tax expense	(17,592)	(3,576)	(c)	(21,168)
Profit for the period	180	9,308		9,488

(Loss) profit attributable to:
Controlling interest in the Company	(24,767)	9,554		(15,213)
Non-controlling interest	24,947	266		25,213
	180	9,820		10,000

Loss per share attributable to controlling interest
in the Company during the period	(0.023)	0.008		(0.015)

Total comprehensive income for the period
Comprehensive income attributable to:
Controlling interest in the Company	(31,568)	6,199		(25,369)
Non-controlling interest	25,020	69		25,089
	(6,548)	6,268		(280)

Segment information by geographic area:

	For the six
	month period ended June 30, 2022
In thousands of soles	Reported	Adjustment	Revised
Revenue
Peru	1,594,271	8,307	1,602,578
Chile	457,614	(59,564)	398,050
Colombia	47,129	(160)	46,969
	2,099,014	(51,417)	2,047,597

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

As a result of this process, the balances in the interim condensed consolidated statement of cash flows were revised as follows:

	For the six
	month period ended June 30, 2022
In thousands of soles	Reported	Adjustment		Revised
Operating activities
Profit before income tax	17,772	13,396	(a, b)	31,168
Adjustments to profit not affecting cash flows from
operating activities:
Other adjustments	244,934	-		244,934
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	32,688	(60,521)	(a, b)	(27,833)
Other accounts receivable	(65,438)	(11,284)	(a)	(76,722)
Trade accounts payable	(118,798)	57,382	(b)	(61,416)
Other accounts payable	(26,514)	(3,553)	(b)	(30,067)
Other provisions	(34,577)	4,580	(b)	(29,997)
Other variations	(119,640)	-		(119,640)
Net cash provided by operating activities	(69,573)	-		(69,573)

Investing activities
Net cash applied to investing activities	(58,799)	-		(58,799)

Financing activities
Net cash applied to financing activities	229,645	-		229,645
Net increase in cash	101,273	-		101,273
Exchange difference	8,994	-		8,994
Cash and cash equivalents at the beginning of the period	957,178	-		957,178
Cash and cash equivalents at the end of the period	1,067,445	-		1,067,445

NON-CASH TRANSACTIONS:
Capitalization of convertible bonds	335,580	-		335,580
Acquisition of right-of-use assets	8,618	-		8,618
Capitalization of interests	498	-		498

(a) Revenue from engineering and construction contracts is recognized over time as the Corporation fulfills its obligations, as there is a continuous transfer of control of the deliverable to the customer and revenue is recognized using the percentage-of-completion method for each contract through the date of the consolidated financial statements.

Revenue from additional work resulting from a modification or instruction received from the customer to make a change in the scope of work, price, or both will result in an increase in contract revenue which is also recognized using the percentage-of-completion method when the Corporation concludes that it is highly probable that there will not be a significant reversal of such revenue. Before the immaterial correction, the Corporation recognized a lower proportion of this additional revenue at the date of the consolidated financial statements depending on the status or stage in the process of obtaining formal, written approval for the additional work. After the immaterial correction, the Corporation recognized additional revenue based on the percentage of completion of the additional work, as long as the Corporation can conclude from its dealings with its clients that it is highly probable that there will not be a significant reversal of such revenue.

(b) Before the immaterial correction, the Corporation presented the net position of construction contracts as either an asset or a liability. The contract was considered an asset when the gross margin earned at the measurement date was less than the Corporation’s estimated gross margin at contract completion. This asset was presented as “Work in progress”. If the gross margin obtained was greater than the estimated gross margin at completion, it was presented as a liability under “Accounts payable - Provision for estimated contract costs” by stage of completion, both with an effect on the cost of construction activities account.

In order to correct the immaterial error, the Corporation reversed the balances of the work in progress account from assets and the provision for construction contract costs from liabilities, recognized the costs incurred in the consolidated statement of profit or loss.

(c) Corresponds to the recognition of the tax effects related to the adjustments described in (a) and (b) above.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

3.	Summary of Significant Accounting Policies

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2022.

Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2023, have not had impact on the interim condensed consolidated financial statements as of June 30, 2023, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A.	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

i)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2022 and as of June 30, 2023, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of June 30,
	2022		2023
	suppley	demand	suppley	demand
U.S. Dollars (a)	3.808	3.820	3.624	3.633
Chilean Peso (b)	0.004449	0.004463	0.004521	0.004532
Colombian Peso (c)	0.000792	0.000794	0.000865	0.000867

(a)	U.S. Dolar as published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (hereinafter “SBS”).

(b)	Chilean peso as published by the Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

The consolidated statement of financial position includes the following:

	As of	As of
	December 31,	June 30,
In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,280	69,934
Trade accounts receivable, net	124,593	169,612
Accounts receivable from related parties	276,048	361,342
Other accounts receivable	75,536	87,606
	534,457	688,494

Liabilities
Borrowings	(215,076)	(241,969)
Bonds	(5,569)	(5,064)
Trade accounts payable	(119,104)	(124,976)
Accounts payable to related parties	(133,745)	(149,624)
Other accounts payable	(88,012)	(32,692)
Other provisions	(42,241)	(42,113)
	(603,747)	(596,438)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended June 30, 2022 and 2023, the Corporation’s exchange gains and losses for the exposure of U.S. Dollar, the Chilean peso and the Colombian peso against the Peruvian Sol was (Note 26.A):

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Gain	103,374	86,197	292,896	140,690
Loss	(102,224)	(85,114)	(288,593)	(128,311)
	1,150	1,083	4,303	12,379

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	As of December 31,		As of June 30,
	2022		2023
	Assets	Liabilities	Assets	Liabilities
Chilean Peso	60,684,971	81,864,810	62,696,750	75,404,887
Colombian Peso	96,944,436	59,114,296	130,216,785	161,614,150

The Corporation’s foreign currency translation adjustment for the six-month period ended June 30, 2023 was positive by S/9.2 million (negative by S/9.8 million for the same period in 2022).

ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

iii)	Fair-value and cash flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term borrowings. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and as of June 30, 2023 is represented by the sum of cash and cash equivalents (Note 9), trade accounts receivable (Note 10), accounts receivable from related parties (Note 11) and other accounts receivable (Note 12).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and the performance evaluation conducted by the Board of Directors (Note 11).

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for the ones already recorded at the consolidated financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of June 30, 2023, the Company has significant current payment obligations arising from the Plea Agreement (Note 1.C) and the Bridge Loan (Note 16.A.i). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129

Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of June 30, 2023
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	861,494	597,560	171,783	189,562	-	958,905
Lease liability for right-of-use asset	48,287	18,835	68,495	862	81	88,273
Bonds	847,097	144,176	181,227	386,127	687,234	1,398,764

Trade accounts payables (except non-financial liabilities)	1,028,065	1,019,080	8,985	-	-	1,028,065
Accounts payables to related parties	78,778	50,861	26,233	678	1,006	78,778
Other accounts payables and other provisions (except non-financial liabilities)	696,351	172,653	70,830	100,107	479,823	823,413
	3,560,072	2,003,165	527,553	677,336	1,168,144	4,376,198

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue operations as a going concern basis in order to generate returns to its shareholders, benefits to stakeholders and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may renegotiation of liabilities (Note 16.a). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

As of December 31, 2022 and as of June 30, 2023, the leverage ratio is as follows:

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2022	2023
Total borrowing, bonds and civil compensation (*)	16 and 17	2,238,699	2,238,156
Less: Cash and cash equivalents	9	(917,554)	(891,225)
Net debt (a)		1,321,145	1,346,931
Total equity (b)		1,346,006	1,297,053
Total net debt plus equity (a) + (b)		2,667,151	2,643,984
Gearing ratio		0.50	0.51

(*)	The provision for civil compensation is included in other provisions (Note 20).

During the periods ended December 31, 2022 and as of June 30, 2023, there were no changes in the objectives, policies or processes related to capital management.

5.	Critical Accounting Estimates and Judgments

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

6.	Seasonality of Operations

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

The Corporation has identified four reportable segments. These operating segments are components of an enterprise for which separate financial information is available and periodically evaluated by the Corporate Governance Board to decide how to allocate resources and assess performance.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree. It also develops commercial spaces and offices.

The CODM uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and allocate resources and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to profit as follows:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Net profit	88,471	8,418	10,000	2,419
Financial income and expenses	31,860	36,493	68,178	60,273
Interests for present value of financial asset or liability	27,647	(6,357)	68,265	(20,163)
Income tax	24,123	40,032	21,168	72,413
Depreciation and amortization	41,666	57,217	84,920	110,439
Adjusted EBITDA	213,767	135,803	252,531	225,381

The adjusted EBITDA per segment is as follows:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Engineering and construction	103,148	162	22,539	(29,381)
Energy	39,027	44,996	82,428	100,841
Infrastructure	59,677	62,243	129,549	118,714
Real estate	17,665	29,097	21,247	31,145
Parent company operations	98,793	(3,719)	50,827	(143)
Intercompany eliminations	(104,543)	3,024	(54,059)	4,205
	213,767	135,803	252,531	225,381

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

Operating segments financial position
	Engineering		Infrastructure				Parent
In thousands of soles	And construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Long-term trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Long-term trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other long-term accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

Operating segments financial position

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of June 30, 2023
Assets
Cash and cash equivalent	178,129	41,559	145,450	119,755	2,280	217,029	187,023	-	891,225
Trade accounts receivables, net	801,390	72,268	29,319	122,857	1,401	21,982	1,056	-	1,050,273
Accounts receivable from related parties	86,338	103	44,601	3,594	344	500	306,453	(395,041)	46,892
Other accounts receivable	312,167	31,902	17,887	15,168	356	4,995	7,179	(2,345)	387,309
Inventories, net	52,907	41,610	9,383	44,645	-	241,679	-	(1,643)	388,581
Prepaid expenses	19,622	4,051	7,077	1,007	80	158	8,544	2	40,541
Total current assets	1,450,553	191,493	253,717	307,026	4,461	486,343	510,255	(399,027)	2,804,821
Long-term trade accounts receivable, net	815	-	16,832	727,076	1,339	3,838	-	-	749,900
Long-term accounts receivable from related parties	314,604	-	16,486	42	14,015	-	443,817	(233,857)	555,107
Prepaid expenses	-	480	21,308	1,667	606	-	-	(510)	23,551
Other long-term accounts receivable	94,793	84,792	-	-	7,346	56,702	66,886	-	310,519
Inventories, net	-	-	-	-	-	70,139	-	-	70,139
Investments in associates and joint ventures	976	10,700	-	-	-	2,103	1,446,099	(1,446,958)	12,920
Investment property, net	-	-	-	1,467	-	18,918	39,612	-	59,997
Property, plant and equipment, net	96,587	180,892	5,580	827	229	6,361	1,073	(10,961)	280,588
Intangible assets, net	137,792	399,645	248,319	187	-	575	13,091	3,448	803,057
Right-of-use assets, net	6,845	9,545	5,019	4	139	1,941	35,663	(14,796)	44,360
Deferred income tax asset	180,623	5,123	26,729	-	447	21,147	52,208	5,103	291,380
Total non-current assets	833,035	691,177	340,273	731,270	24,121	181,724	2,098,449	(1,698,531)	3,201,518
Total assets	2,283,588	882,670	593,990	1,038,296	28,582	668,067	2,608,704	(2,097,558)	6,006,339
Liabilities
Borrowings	15,966	34,536	15,787	4	6	14,445	502,387	(12,901)	570,230
Bonds	6,030	-	45,010	31,101	-	-	-	-	82,141
Trade accounts payable	824,346	84,910	43,565	27,332	147	24,913	12,837	1,030	1,019,080
Accounts payable to related parties	301,300	57,136	27,990	33,005	10	11,147	9,582	(389,309)	50,861
Current income tax	8,932	2,136	1,436	6,959	79	13,509	722	-	33,773
Other accounts payable	606,427	23,066	72,218	9,742	1,425	152,161	28,275	(4,905)	888,409
Provisions	80,244	16,850	1,218	933	-	385	24,107	-	123,737
Total current liabilities	1,843,245	218,634	207,224	109,076	1,667	216,560	577,910	(406,085)	2,768,231
Borrowings	3,688	96,796	1,927	-	135	71,813	169,629	(4,437)	339,551
Long-term bonds	12,367	-	154,328	598,261	-	-	-	-	764,956
Long-term trade accounts payable	-	-	-	8,985	-	-	-	-	8,985
Other long-term accounts payable	75,078	-	1,371	144	2,874	-	2,696	-	82,163
Long-term accounts payable to related parties	8,007	-	1,006	27,916	23,146	-	210,259	(242,417)	27,917
Provisions	11,333	53,850	11,750	3,656	-	-	487,518	-	568,107
Deferred income tax liability	29,713	57,030	63	62,570	-	-	-	-	149,376
Total non-current liabilities	140,186	207,676	170,445	701,532	26,155	71,813	870,102	(246,854)	1,941,055
Total liabilities	1,983,431	426,310	377,669	810,608	27,822	288,373	1,448,012	(652,939)	4,709,286
Equity attributable to controlling interest in the Company	295,078	423,640	160,001	170,767	759	284,002	1,157,666	(1,443,754)	1,048,159
Non-controlling interest	5,079	32,720	56,320	56,921	1	95,692	3,026	(865)	248,894
Total liabilities and equity	2,283,588	882,670	593,990	1,038,296	28,582	668,067	2,608,704	(2,097,558)	6,006,339

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

As of June 30, 2023 and 2022 and December 31, 2022

Operating segment performance Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three month period ended June 30, 2022
Revenue	757,564	153,233	121,362	95,510	1,044	54,912	17,113	(73,067)	1,127,671
Gross profit (loss)	120,210	25,079	21,923	32,014	588	17,636	(8,913)	12,245	220,782
Administrative expenses	(29,379)	(3,710)	(4,031)	(2,311)	(175)	(3,333)	87	(11,029)	(53,881)
Other income and expenses, net	3,348	909	(3,028)	(363)	-	1,045	3,339	(1,544)	3,706
Operating profit (loss)	94,179	22,278	14,864	29,340	413	15,348	(5,487)	(328)	170,607
Financial expenses	(12,426)	(3,840)	(5,239)	(1,667)	(24)	(1,704)	(36,656)	26,413	(35,143)
Financial income	(485)	115	322	(43)	42	360	31,778	(27,783)	4,306
Interests for present value of financial asset or liability	(3,250)	141	118	-	-	251	(26,901)	971	(28,670)
Share of profit or loss in associates and joint ventures	1,834	750	-	-	-	712	53,556	(55,358)	1,494
Profit (loss) before income tax	79,852	19,444	10,065	27,630	431	14,967	16,290	(56,085)	112,594
Income tax	(9,531)	(6,415)	(1,683)	(8,655)	(160)	(4,580)	6,906	(5)	(24,123)
Profit (loss) for the period	70,321	13,029	8,382	18,975	271	10,387	23,196	(56,090)	88,471
Profit (loss) from attributable to:
Owners of the Company	69,535	11,274	6,051	14,231	271	2,374	23,211	(54,316)	72,631
Non-controlling interest	786	1,755	2,331	4,744	-	8,013	(15)	(1,774)	15,840
	70,321	13,029	8,382	18,975	271	10,387	23,196	(56,090)	88,471

AENZA S.A.A. and Subsidiaries
Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

Operating segment performance Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three month period ended June 30, 2023
Revenue	639,939	146,116	125,212	102,570	1,216	76,598	23,591	(78,321)	1,036,921
Gross profit (loss)	26,508	13,495	23,298	30,576	721	31,767	4,551	3,370	134,286
Administrative expenses	(31,037)	(3,533)	(4,632)	(2,851)	(231)	(5,116)	(7,819)	(1,841)	(57,060)
Other income and expenses, net	(427)	471	36	(124)	(41)	808	234	(389)	568
Operating (loss) profit	(4,956)	10,433	18,702	27,601	449	27,459	(3,034)	1,140	77,794
Financial expenses	(17,979)	(4,661)	(9,334)	(1,828)	(111)	(2,705)	(19,077)	11,070	(44,625)
Financial income	(3,990)	3,125	1,885	2,822	170	2,383	13,395	(11,658)	8,132
Interests for present value of financial asset or liability	280	(575)	(588)	-	-	1,897	5,343	-	6,357
Share of profit or loss in associates and joint ventures	-	718	-	-	-	73	(4,138)	4,139	792
(Loss) profit before income tax	(26,645)	9,040	10,665	28,595	508	29,107	(7,511)	4,691	48,450
Income tax	(1,532)	(2,521)	(4,880)	(8,969)	(156)	(16,715)	(5,261)	2	(40,032)
(Loss) profit for the period	(28,177)	6,519	5,785	19,626	352	12,392	(12,772)	4,693	8,418
(Loss) profit from attributable to:
Owners of the Company	(27,419)	5,154	3,591	14,719	352	6,585	(12,805)	4,649	(5,174)
Non-controlling interest	(758)	1,365	2,194	4,907	-	5,807	33	44	13,592
	(28,177)	6,519	5,785	19,626	352	12,392	(12,772)	4,693	8,418

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the six month period ended June 30, 2022
Revenue	1,337,572	292,889	245,463	197,189	2,138	84,415	34,063	(146,132)	2,047,597
Gross profit (loss)	66,195	53,153	44,522	70,329	1,162	22,642	7,930	(358)	265,575
Administrative expenses	(53,426)	(6,867)	(7,697)	(5,141)	(371)	(6,481)	(18,167)	2,541	(95,609)
Other income and expenses, net	(6,307)	1,359	(3,002)	(305)	-	1,069	2,987	775	(3,424)
Operating profit (loss)	6,462	47,645	33,823	64,883	791	17,230	(7,250)	2,958	166,542
Financial expenses	(30,766)	(8,890)	(12,003)	(3,406)	(50)	(5,719)	(28,950)	12,994	(76,790)
Financial income	1,770	246	1,173	1,130	59	530	19,905	(16,201)	8,612
Interests for present value of financial asset or liability	(5,315)	939	(1,515)	-	-	726	(61,727)	(1,373)	(68,265)
Share of profit or loss in associates and joint ventures	1,222	1,522	-	-	-	712	51,225	(53,612)	1,069
(Loss) profit before income tax	(26,627)	41,462	21,478	62,607	800	13,479	(26,797)	(55,234)	31,168
Income tax	4,754	(12,758)	(5,369)	(19,432)	(295)	(4,123)	16,086	(31)	(21,168)
(Loss) profit for the period	(21,873)	28,704	16,109	43,175	505	9,356	(10,711)	(55,265)	10,000
(Loss) profit from attributable to:
Owners of the Company	(20,386)	25,297	10,346	32,381	505	1,554	(10,731)	(54,179)	(15,213)
Non-controlling interest	(1,487)	3,407	5,763	10,794	-	7,802	20	(1,086)	25,213
	(21,873)	28,704	16,109	43,175	505	9,356	(10,711)	(55,265)	10,000

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

Operating segment performance

Segment Reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the six month period ended June 30, 2023
Revenue	1,138,684	310,992	258,600	204,678	2,479	94,373	48,780	(171,527)	1,887,059
Gross profit (loss)	19,417	43,201	39,613	61,993	1,483	35,417	10,498	3,586	215,208
Administrative expenses	(54,262)	(7,945)	(9,788)	(5,648)	(471)	(9,027)	(14,455)	(1,327)	(102,923)
Other income and expenses, net	(4,956)	639	409	51	(41)	1,588	4,032	(721)	1,001
Operating (loss) profit	(39,801)	35,895	30,234	56,396	971	27,978	75	1,538	113,286
Financial expenses	(29,546)	(10,608)	(15,559)	(3,628)	(219)	(5,940)	(43,793)	22,856	(86,437)
Financial income	974	5,247	3,293	4,293	330	4,296	29,837	(22,106)	26,164
Interests for present value of financial asset or liability	1,632	(437)	(1,602)	-	-	3,153	17,417	-	20,163
Share of profit or loss in associates and joint ventures	(1)	1,585	-	-	-	73	(7,016)	7,015	1,656
(Loss) profit before income tax	(66,742)	31,682	16,366	57,061	1,082	29,560	(3,480)	9,303	74,832
Income tax	(11,739)	(9,724)	(6,235)	(17,651)	(323)	(16,856)	(9,895)	10	(72,413)
(Loss) profit for the period	(78,481)	21,958	10,131	39,410	759	12,704	(13,375)	9,313	2,419
(Loss) profit from attributable to:
Owners of the Company	(77,881)	18,621	5,178	29,557	759	5,501	(13,420)	9,123	(22,562)
Non-controlling interest	(600)	3,337	4,953	9,853	-	7,203	45	190	24,981
	(78,481)	21,958	10,131	39,410	759	12,704	(13,375)	9,313	2,419

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

8.	Financial Instruments

Financial assets related to concession contracts are presented in the consolidated statement of financial position as “short-term trade accounts receivable” and “long-term trade accounts receivable”.

The classification of financial assets and liabilities by category is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	917,554	891,225
- Trade accounts receivable and other accounts receivable (excluding non-financial assets) (i)	1,452,606	1,391,184
- Financial assets related to concession agreements (ii)	861,190	888,595
- Accounts receivable from related parties	570,137	601,999
	3,801,487	3,773,003

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Other financial liabilities	819,973	861,494
- Finance leases	835	-
- Lease liability for right-of-use asset	59,085	48,287
- Bonds	869,913	847,097
- Trade and other accounts payable (excluding non-financial liabilities) (iii)	1,207,739	1,186,695
- Accounts payable to related parties	80,781	78,778
	3,038,326	3,022,351
Other financial liabilities:
- Other provisions (iv)	541,345	537,721

(i)	The following non-financial assets are excluded: advances to suppliers for S/84.2 million and tax receivable for S/134 million (S/53.7 million and S/141.9 million, respectively, as of December 31, 2022).
(ii)	It’s included in the trade accounts receivable item.
(iii)	The following non-financial liabilities are excluded: advances received from customers for S/471.2 million, taxes payable for S/208.5 million, salaries and other personnel payable for S/130.3 million and others for S/1.9 million (S/365.7 million, S/165.8 million, S/99.2 million and S/6.2 million, respectively, as of December 31, 2022).
(iv)	Includes civil compensation to Peruvian Government S/481.3 million and administrative process INDECOPI for S/56.4 million (S/488.9 million and S/52.5 million, respectively, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

9.	Cash and Cash Equivalents

This account comprises:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Cash on hand	727	1,874
Remittances in-transit	2,955	1,625
Bank accounts
Current accounts	363,134	275,889
Banco de la Nacion	19,280	8,968
Time deposits (a)	114,994	252,052
	497,408	536,909
Trust account - specific use founds
Operational funds	229,165	196,004
Consortium funds	114,050	81,092
Reserve funds (b)	71,966	72,471
Guarantee funds	1,283	1,250
	416,464	350,817
Total Cash and Cash equivalents	917,554	891,225

Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

The Corporation maintains unrestricted trust accounts in local and foreign banks for the management of funds for specific uses that are classified as: i) operating funds and consortium funds for the exclusive management of project cash flows; and ii) reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation.

(a)	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. As of June 30, 2023, these deposits bear interest that fluctuates between 0.9% and 7.69% (between 0.26% and 7.4%, as of December 31, 2022).

(b)	The trust accounts with reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows.

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	49,513
Red Vial 5 S.A.	22,569	22,958
	71,966	72,471

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

10.	Trade Accounts Receivable, net

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Receivables (a)	894,571	887,656	366,007	339,401	528,564	548,255
Unbilled receivables - Subsidiaries (b)	584,217	583,783	584,217	583,783	-	-
Unbilled receivables - Concessions (c)	323,663	328,734	128,358	127,089	195,305	201,645
	1,802,451	1,800,173	1,078,582	1,050,273	723,869	749,900

As of December 31, 2022 and June 30, 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to their carrying value because their average collection period is less than sixty (60) days.

The balance of accounts receivable corresponds to:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	849,933
Cumbra Peru S.A.	647,113	760,444
Viva Negocio Inmobiliario S.A. (i)	150,285	25,820
Unna Energia S.A.	80,245	72,268
Cumbra Ingenieria S.A.	53,205	41,761
Red Vial 5 S.A.	24,072	17,492
Carretera Andina del Sur S.A.C.	13,035	12,850
Unna Transporte S.A.C.	9,852	10,229
Carretera Sierra Piura S.A.C.	3,439	5,580
Concesionaria La Chira S.A.	2,290	2,740
Others	561	1,056
	1,802,451	1,800,173

i)	As of December 31, 2022 invoices receivable mainly corresponds to the sale of a land to SEDAPAL by Inmobiliaria Almote 2 S.A.C. (located in the district of Lurin, province of Lima, with an area of 209.59 hectares for S/140 million which would be payable in 7 installments, being the last one in August 2023. As of June 30, 2023, collections has been made according to the schedule stipulated in the contract.

(a)	As of June 30, 2023, invoices receivable are recognized net of impairment for S/45.1 million, and at current value for S/0.2 million (S/44.7 million for impairment and S/0.7 million at current value, as of December 31, 2022).

The aging analysis of trade receivables is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Current	853,531	868,481
Past due up to 30 days	29,078	3,212
Past due from 31 days up to 90 days	2,049	2,953
Past due from 91 days up to 120 days	1,437	5,074
Past due from 121 days up to 360 days	4,100	2,931
Past due over 360 days	4,376	5,005
	894,571	887,656

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

As of June 30, 2023, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Unna Transporte S.A.C. for S/3.1 million, Cumbra Peru S.A. for S/1.6 million, and Cumbra Ingenieria S.A. for S/0.3 million (Cumbra Peru S.A. for S/3.4 million and Cumbra Ingenieria S.A. for S/0.9 million as of December 31, 2022). As of December 31, 2022 and June 30, 2023, Management performed the assessment of credit risk exposure on trade accounts receivable.

(b)	Contract Assets by the subsidiaries correspond to documents related to estimates for services provided that were not invoiced, valuations under preparation or approval pending. These rights are recognized net of impairment for S/3.8 million and discounted at current value for S/1.6 million (S/3.8 million for impairment, and S/2.8 million at current value, as of December 31, 2022). The following is a breakdown by subsidiary:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	538,692
Cumbra Ingenieria S.A.	38,922	34,505
Unna Transporte S.A.C.	6,192	7,117
Unna Energia S.A.	5,617	3,252
Others	97	217
	584,217	583,783

(c)	Contract Assets for Concessions correspond to future collections to the Grantor according to the terms of the concession agreement, as detailed below:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	281,487	290,685
Red Vial 5 S.A.	24,072	17,492
Carretera Andina del Sur S.A.C.	12,796	12,723
Carretera Sierra Piura S.A.C.	3,018	5,580
Concesionaria La Chira S.A.	2,290	2,254
	323,663	328,734

Management, after evaluating the balances receivable at the date of the interim condensed consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate Management, the expected credit loss and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2022 and June 30, 2023.

11.	Transactions with Related Parties

A.	Transactions with related parties

Major transactions for the period ended June 30, 2022 and 2023 between the Company and its related parties are summarized as follows:

	For the three		For the Six
	month period ended June 30		month period ended June 30
In thousands of soles	2022	2023	2022	2023
Revenue from sales of goods and services:
- Joint operations	12,492	21,987	22,613	28,362
	12,492	21,987	22,613	28,362

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

B.	Balances with Related parties

Balances breakdown were the following:

	As of December 31, 2022		As of June 30, 2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Inti Punku	4,030	3,104	23,412	98
Consorcio Rio Mantaro	-	12,247	-	6,960
Consorcio Constructor Chavimochic	-	9,421	-	9,358
Consorcio Rio Urubamba	9,606	-	9,369	-
Consorcio Manperan	603	4,064	2,325	761
Consorcio TNT Vial y Vives - DSD Chile Ltda	8,664	3,153	-	3,120
Consorcio Peruano de Conservacion	752	2,629	798	2,770
Consorcio Vial Quinua	-	1,945	-	1,944
Consorcio GyM Conciviles	-	1,426	-	3,584
Terminales del Peru	88	600	124	600
Consorcio GyM-Stracon	-	160	-	72
Consorcio Norte Pachacutec	57	246	121	91
Consorcio Italo Peruano	1,524	-	1,569	-
Consorcio Ermitaño	547	-	532	-
Others	1,874	1,139	8,642	548
	27,745	40,134	46,892	29,906

Other related parties
Ferrovias S.A.	-	13,354	-	20,955
	-	13,354	-	20,955
Current portion	27,745	53,488	46,892	50,861

Non-current portion
Gasoducto Sur Peruano S.A. (Note 14.i)	542,392	-	554,855	-
Ferrovias S.A.	-	15,054	-	12,512
Ferrovias Participaciones S.A.	-	12,239	-	15,405
Others	-	-	252	-
Non-current	542,392	27,293	555,107	27,917

As of December 31, 2022 and June 30, 2023 accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The Corporation conducts its operations with related companies under the same conditions as those with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment terms, these do not differ from policies granted to third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

12.	Other Accounts Receivable

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Guarantee deposits	194,885	191,394	110,507	111,163	84,378	80,231
Credits from public institutions and recoverable taxes	141,891	134,035	102,689	94,627	39,202	39,408
Petroleos del Peru S.A.- Petroperu S.A.	105,073	101,914	15,291	17,122	89,782	84,792
Claims to third parties	66,886	69,443	23,065	25,418	43,821	44,025
Advances to suppliers	53,657	84,187	53,657	84,187	-	-
Restricted funds	52,014	57,781	44,668	50,435	7,346	7,346
Inversiones Majes S.A.	21,081	20,245	-	-	21,081	20,245
Accounts receivable from personnel	2,359	2,183	2,359	2,183	-	-
Cumbra Peru S.A. - Refinery Talara (a)	36,266	-	36,266	-	-	-
Ministerio de Desarrollo Agrario y Riego - MIDAGRI (b)	-	34,354	-	-	-	34,354
Others	4,813	2,292	4,693	2,174	120	118
	678,925	697,828	393,195	387,309	285,730	310,519

a)	Cumbra Peru S.A. - Talara Refinery

As of December 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander, the first for US$ 16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph.

In December 2022, the Company signed an agreement with TRT, in order to solve claims of both parties. As a result of this agreement, the Company impaired account receivables rights for US$ 29.6 million equivalent to S/113 million. In addition, the Company would receive payments for outstanding invoices in the amount of US$ 10.3 million (equivalent to S/36.3 million). As of January 31, 2023, the Company received full payment of the outstanding invoices.

b)	Concesionaria Chavimochic – Ministerio de Desarrollo Agrario y Riego

The balance corresponds to the claim to the Ministry of Agrarian Development and Irrigation (“MIDAGRI”) for US$9.5 million equivalent to S/34.3 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination of the Concession Contract due to breach of contract by the Grantor (Note 14.i).

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years.

The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

13.	Inventories, Net

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Land	114,111	116,820
Work in progress - Real estate	131,090	157,058
Finished properties	47,643	37,043
Construction materials	42,475	52,151
Merchandise and supplies	83,512	101,373
	418,831	464,445
Allowance for inventory write-downs	(6,495)	(5,725)
	412,336	458,720
Current	346,783	388,581
Non-current	65,553	70,139

As of June 30, 2023, the non-current portion of inventories includes S/70.14 million corresponding to land for real estate projects to be executed in the long term (S/56.56million located in the district of San Isidro in Lima and S/13.58 million located in the district of Barranco in Lima) As of December 31, 2022, the non-current portion of inventories includes S/ 65.6 million corresponding to land for real estate projects to be executed in the long term (S/ 52 million located in the district of San Isidro in Lima and S/ 13.5 million located in the district of Barranco in Lima).

Management has analyzed the inventories and has determined that there are no major indications of impairment.

14.	Investments in Associates and Joint Ventures

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Associates	2,753	2,103
Joint ventures	12,163	10,817
	14,916	12,920

Movement of our investments in associates for the periods ended June 30, 2022, and 2023 is as follows:

	As of	As of
	June 30,	June 30,
In thousands of soles	2022	2023
Balance as of January 1	31,173	14,916
Equity interest in results	1,069	1,656
Dividends received	(2,937)	(3,652)
Conversion adjustment	(63)	-
Balance as of June 30	29,242	12,920

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$ 242.5 million (equivalent to S/811 million) and had to assume 20% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment between 2016 and 2019 of its total investment (US$242.5 million), and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the entity issuing the guarantees: for US$ 52.5 million corresponding to the performance bond and US$ 129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP. (Note 11) for the balance of the account receivable from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (Note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. is recognized in INDECOPI indirectly through the Constructor Ductos del Sur of US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

Amounts recognized in the interim condensed consolidated financial statements (note 11).

As of June 30, 2023, the net value of the account receivable from GSP is approximately US$153.1 million, equivalent to S/554.8 million (US$142.4 million equivalent to S/542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$68.2 million (equivalent to S/247.2 million) discounted to present value net of impairment and the effect of the exchange difference (US$63.9 million equivalent to S/243.2 million at December 31, 2022) and; ii) Cumbra Peru S.A. holds US$84.9 million (equivalent to S/307.6 million) discounted to present value, net of the effect of the exchange difference (US$78.5 million equivalent to S/299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 4.98% (recovery term of 8 years with a discount rate of 5.42% as of June 30, 2022). These estimates generated during 2023 a gain from present value effect of approximately S/17.4 million (S/37.3 million, loss from present value as of June 30, 2022) which has been recognized in the consolidated statement of profit or loss under the caption “Gain (loss) from present value of financial assets or liabilities ” (Note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2022 and as of June 30, 2023 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements.

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$ 25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/ 14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA was required to assume a total of US$7.5 million. Likewise, in May 2023, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$2 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such execution (Note 12.b).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

15.	Investments Property, Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended June 30, 2022 and 2023, are as follows:

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(a)	(a)	(a)	(b)

Cost
Balance at January 1, 2022	87,222	1,261,098	98,391	1,472,506
Additions	11	23,335	8,618	44,289
Sale of assets	-	(16,505)	-	-
Disposals	-	(4,983)	296	(634)
Transfers	-	(845)	-	385
Translations adjustments	-	(18,305)	(303)	(15,059)
Balance at June 30, 2022	87,233	1,243,795	107,002	1,501,487
Balance at January 1, 2023	99,557	1,234,208	119,495	1,586,462
Additions	2	22,311	2,669	85,374
Sale of assets	-	(13,052)	-	-
Disposals	-	(5,620)	(875)	(5,572)
Reclassifications	-	(1,725)	-	-
Transfers	-	-	-	(24,863)
Translations adjustments	1	4,740	150	6,429
Balance at June 30, 2023	99,560	1,240,862	121,439	1,647,830

Accumulated depreciation and impairment
Balance at January 1, 2022	(24,211)	(957,928)	(50,674)	(729,115)
Depreciation / amortization	(2,040)	(26,421)	(8,722)	(47,737)
Sale of assets	-	12,852	-	-
Disposals	-	4,674	-	628
Transfers	-	649	-	(271)
Impairment	-	-	-	(661)
Translations adjustments	-	11,725	294	4,063
Balance at June 30, 2022	(26,251)	(954,449)	(59,102)	(773,093)
Balance at January 1, 2023	(37,633)	(949,743)	(69,288)	(799,126)
Depreciation / amortization	(1,929)	(24,851)	(8,598)	(75,061)
Sale of assets	-	11,128	-	-
Disposals	-	4,615	875	5,450
Reclassifications	-	1,725	-	-
Transfers	-	-	-	24,859
Impairment	-	(313)	-	-
Translations adjustments	(1)	(2,835)	(68)	(895)
Balance at June 30, 2023	(39,563)	(960,274)	(77,079)	(844,773)

Carrying amounts
At January 1, 2022	63,011	303,170	47,717	743,391
At June 30, 2022	60,982	289,346	47,900	728,394
At January 1, 2023	61,924	284,465	50,207	787,336
At June 30, 2023	59,997	280,588	44,360	803,057

(a)	Investment property, property, plant and equipment and right-of-use assets

As of June 30, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, work in progress, facilities other equipment furniture and fixtures for a total of S/19.6 million. Also, additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures, and buildings for S/1.9 million; and additions in the real estate and infrastructure segments for S/0.8 million (as of June 30, 2022, additions mainly correspond to energy segment, due to work in progress, machinery, replacement units and buildings in S/6.9 million, S/5.7 million, S/2 million and S/1.4 million, respectively. Likewise, additions in the engineering and construction segment of machinery and other equipment in S/2.7 million and S/1.2 million, respectively).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

As of June 30, 2023, the addition of right-of-use assets corresponds to the price adjustment to the Company’s real estate lease agreement for S/2.4 million; (as of December 31, 2022, it mainly corresponds to lease agreements for the acquisition of miscellaneous equipment and vehicles in the energy segment for S/8.3 million).

For the period ended June 30, 2022 and 2023, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the interim condensed consolidated statement of income as follows:

In thousands of soles	2022	2023

Cost of sale of goods and services (Note 24)	29,589	27,488
Administrative expenses (Note 24)	7,594	7,890
Total depreciation	37,183	35,378
(-) Depreciation related to investment property	(2,040)	(1,929)
(-) Depreciation related to right-of-use assets	(8,722)	(8,598)
Total depreciation of property, plant and equipment	26,421	24,851

(b)	Intangible assets

As of June 30, 2023, the additions correspond mainly to the energy segment for investments for the preparation of wells and other assets for a total of S/81.4 million, and in the engineering and construction segment for investments in software for S/2.1 million (as of June 30, 2022, additions mainly correspond to investments in the preparation of wells in energy segment for S/34.2 million, software development of engineering and construction segment for S/5 million; and, concessions and licenses corresponding to the infrastructure segment for S/2.5 million).

For the period ended June 30, 2022 and 2023, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2022	2023
Cost of sale of goods and services (Note 24)	46,428	73,083
Administrative expenses (Note 24)	1,309	1,978
Total amortization	47,737	75,061

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	As of	As of
	December 31,	June 30,
In thousands of soles	2022	2023
Engineering and construction	28,741	31,571
Electromechanical	20,736	20,736
	49,477	52,307

16.	Borrowings

This caption comprises the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Bank loans	651,825	691,728	548,372	527,360	103,453	164,368
Other financial entities	168,148	169,766	12,176	31,752	155,972	138,014
Lease liability for right-of-use asset	59,085	48,287	12,879	11,118	46,206	37,169
Finance leases	835	-	835	-	-	-
	879,893	909,781	574,262	570,230	305,631	339,551

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

A.	Bank loans

As of December 31, 2022 and as of June 30, 2023, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates which fluctuate between 6% and 23.7% in 2023 (between 6% and 11.4% in 2022).

			As of	As of
		Date of	December 31,	June 30,
In thousands of soles	Interest rate	maturity	2022	2023

AENZA S.A.A. (i)	Term SOFR 3M + de 6.26% a 8.51%	2023	463,773	475,737
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	126,064	121,920
Viva Negocio Inmobiliario S.A.C. (iii)	7.84% / 12.50%	2032	51,314	84,371
Morelco S.A.S. (iv)	17.61% / 23.65%	2024	10,674	9,700
			651,825	691,728

i)	AENZA S.A.A. Bridge Loan Agreement

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of eighteen (18) months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million. The loan bears interest at the following interest rates: (i) for the first and second installments, Term SOFR + 6.26%; (ii) for the third and fourth installments, Term SOFR + 6.76%; (iii) for the fifth installment, Term SOFR + 7.51%; and (iv) for the sixth installment, Term SOFR + 7.51%. As of June 30, 2023, the total amount payable is US$ 120 million, equivalent to S/446.8 million, which includes principal of S/435.9 million, plus interest and net deferred charges of S/10.8 million (as of December 31, 2022, the total amount payable was US$ 120 million, equivalent to S/463.8 million, which included principal of S/458.4 million, plus interest and net deferred charges of S/ 5.4 million). The Corporation is currently evaluating financing alternatives that allow it to cover its short-term obligations.

As of December 31, 2022 and as of June 30, 2023, the Company has complied with the covenants established in the loan agreement.

ii)	Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, available up to December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. In 2022 additional disbursements amounting to US$ 8.5 million (equivalent to S/ 32.7 million) were requested for additional investments.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

As of June 30, 2023, the amount recorded for loans equivalent to 50% of interest owned by the subsidiary Unna Energia S.A. amounts to S/121.9 million, principal net of interest and deferred charges (S/126.1 million, as of December 31, 2022).

As of December 31, 2022 and as of June 30, 2023, TP is in compliance with the covenants established in the loan agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

iii)	Viva Negocio Inmobiliario S.A.C. Loan

The balance includes the following:

			As of	As of
		Date of	December 31,	June 30,
In thousands of soles	Interest rate	maturity	2022	2023

Banco Interamericano de Desarrollo	7.84%	2032	-	72,155
Banco de Credito del Peru S.A.	12.50%	2023	36,562	8,084
Banco BBVA Peru S.A.	7.94% / 10.90%	2024	2,116	4,132
Banco Interamericano de Finanzas S.A.	11.35%	2024	12,636	-
			51,314	84,371

In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarrollo, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$20 million (equivalent to S/72.2 million as of June 30, 2023), for ten (10) years and with two (2) years grace period for principal amortization.

AS of June 30, 2023, , the total debt with Banco Intercamericano de Finanzas for S/12.6 million was paid in full and the debt with Banco de Credito del Peru was partially repaid for S/27.6 million.

iv)	Morelco S.A.S. Loan

The balance includes the following:

				As of	As of
		Date of	Currency	December 31,	June 30,
In thousands of soles	Interest rate	maturity	Type	2022	2023

Bancolombia S.A.	17.61% / 23.65%	2024	COP	6,344	9,700
Banco de Bogota	10.39%	2023	COP	4,330	-
				10,674	9,700

B.	Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, operation carried out on May 29, 2018, for the subscription of an investment contract between the Company and Inversiones Concesion Vial S.A.C. (“BCI Peru”) - whith the intervention of Fondo de Inversiones BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) - to monetize future dividends from Red Vial 5 S.A. to the Company. With the signing of this agreement, the Company obligated itself to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its class B shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially constituted for such purposes named Inversiones en Autopistas S.A. The amount of the transaction was US$42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

Likewise, it has been agreed that the Company will have purchase options on 48.8% of Red Vial 5 S.A.’s economic rights that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or that a change of control occurs.

As of June 30, 2023, the balance to be paid amounted to US$42.5 million, equivalent to S/154.4 million (as of December 31, 2022, balance was US$42.6 million, equivalent to S/162.8 million) and includes the effect of the fair value of S/0.3 million (as of December 31, 2022, S/16.6 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

C.	Fair value of borrowings

The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023

Bank loans	651,825	691,728	638,620	626,837
Other financial entities	168,148	169,766	168,148	170,330
Lease liability for right-of-use asset	59,085	48,287	53,394	48,602
Finance leases	835	-	776	-
	879,893	909,781	860,938	845,769

As of June 30, 2023, the fair value is based on cash flows discounted using debt rates between 4.7% and 23.7% (between 4.7% and 17.6% as of December 31, 2022) and are included as Level 2 in the level of measurement.

17.	Bonds

This caption comprised the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Tren Urbano de Lima S.A. (a)	629,956	629,362	31,203	31,101	598,753	598,261
Red Vial 5 S.A. (b)	218,684	199,338	41,343	45,010	177,341	154,328
Cumbra Peru S.A. (c)	21,273	18,397	4,554	6,030	16,719	12,367
	869,913	847,097	77,100	82,141	792,813	764,956

(a)	Tren Urbano de Lima S.A.

During February 2015, the subsidiary Tren Urbano de Lima S.A. issue corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted for the Constant Update Value) for an amount of S/629 million. The bonds have a maturity ended in November 2039 and accrue an annual effective interest rate of 4.75% (plus the VAC adjustment.

As of June 30, 2023, an accumulated amortization amounting to S/139.7 million has been made (S/126.8 million as of December 31, 2022).

As of June 30, 2023, the balance includes VAC adjustments and interest payable for S/134.8 million (S/126.5 million as of December 31, 2022).

The account movement of such corporate bonds for the periods ended June 30, 2022 and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	626,697	629,956
Amortization	(9,699)	(12,860)
Accrued interest	26,397	28,739
Interest paid	(15,663)	(16,473)
Balance at June, 30	627,732	629,362

As of December 31, 2022, and as of June 30, 2023, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

As of June 30, 2023, the fair value amounts to S/629.2 million (S/630.7 million, as of December 31, 2022), this is based on discounted cash flows using an annual effective interest rate of 4.53% (cash flows using an annual effective interest rate of 5.9% as of December 31, 2022) and corresponds to level 2 of the fair value hierarchy.

(b)	Red Vial 5 S.A.

Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds mature in January 2027 and bear interest at a rate of 8.38%.

The capital raised was used to finance the construction of the second phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

The account movement for the periods ended June 30, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	251,933	218,684
Amortization	(15,225)	(19,134)
Accrued interest	10,145	8,639
Interest paid	(10,283)	(8,851)
Balance at June, 30	236,570	199,338

As of December 31, 2022, and as of June 30, 2023, Red Vial 5 S.A. has complied with the covenants.

As of June 30, 2023, the fair value amounts to S/204 million (as of December 31, 2022, S/224.8 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2022 and as of June 30, 2023 and is within level 2 of the fair value hierarchy.

(c)	Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, up to a maximum amount of US$8 million.

In the first quarter of the year 2020, bonds issued amounts to US$7.8 million (equivalent to S/25.9 million) under the debt swap modality, related to its outstanding trade accounts.

The bonds mature in December 2027 and bear an annual effective interest rate of 8.5%, payment is semi-annual. As of June 30, 2023, the balance includes accrued interest payable for US$0.2 million, equivalent to S/0.7 million (US$0.2 million, equivalent to S/0.8 million, as of December 31, 2022).

The account movement for the periods ended June 30, 2022, and 2023 is as follows:

In thousands of soles	2022	2023

Balance at January, 1	26,282	21,273
Amortization	(1,913)	(1,851)
Exchange difference	(1,014)	(940)
Accrued interest	948	780
Interest paid	(1,057)	(865)
Balance at June, 30	23,246	18,397

As of June 30, 2023, the fair value amounts to S/17.2 million (S/19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 12.6% (11.4% as of December 31, 2022) and is within level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

(d)	AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$ 1,000.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than 5 business days prior to the conversion date; and 4) the conversion price would be the minimum between (i) US$0.33 (Zero and 33/100 United States Dollars) per Share, and (ii) 80% of the average price of the transactions occurring thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current nominal value of each bond by the conversion price.

The Corporation converted entirely all the bonds into common shares in two tranches, first on February 28, 2022, and the second on March 31, 2022 for 11,000 and 78,970 bonds, respectively (See Note 21); due the conversion, the debt was fully paid as of March 31, 2022.

18.	Trade Accounts Payable

This item comprises:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Invoices payable	523,175	463,087	513,418	454,102	9,757	8,985
Unbilled goods and services received	508,448	558,690	508,448	558,690	-	-
Notes payable	5,390	6,288	5,390	6,288	-	-
	1,037,013	1,028,065	1,027,256	1,019,080	9,757	8,985

As of June 30, 2023, unbilled goods and services received amounting to S/474 million for the engineering and construction segment, S/37.6 million for the infrastructure segment, S/22 million for the energy segment, S/16.4 million for the real estate segment and S/8.6 million for operations of the parent company (S/390.2 million, S/47.6 million, S/37 million, S/20.9 million and S/12.8 million, respectively, as of December 31, 2022).

19.	Other Accounts Payable

This caption is comprised by the following:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Advances received from customers (a)	365,730	471,162	350,194	463,649	15,536	7,513
Taxes payable (b)	165,831	214,629	137,819	204,098	28,012	10,531
Salaries and other payable to personnel	99,225	130,338	99,225	130,338	-	-
Arbitration payable	73,348	65,879	34,560	23,444	38,788	42,435
Accounts payable Consorcio Ductos del Sur (c)	25,652	25,806	12,921	11,063	12,731	14,743
Guarantee deposits	18,552	18,111	18,552	18,111	-	-
Share purchase agreement - Inversiones Sur	15,280	14,532	15,280	14,532	-	-
Acquisition of additional non-controlling interest - Vial y Vives DSD	9,344	7,647	9,344	7,647	-	-
Royalties payable	9,303	7,227	9,303	7,227	-	-
Other accounts payable	25,496	15,241	18,244	8,300	7,252	6,941
	807,761	970,572	705,442	888,409	102,319	82,163

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

(a)	Advances received from customers correspond mainly to projects of the Engineering and Construction and Real Estate segments and are discounted from the invoicing made, as established in the contracts.

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Viva Negocio Inmobiliario S.A.C. - Real estate projects	85,741	124,254	85,741	124,254	-	-
Cumbra Peru S.A. - Jorge Chávez Airport	88,114	101,015	88,114	93,647	-	7,368
Vial y Vives - DSD S.A. - Quebrada Blanca Project	91,107	71,799	91,107	71,799	-	-
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	33,206	30,929	18,743	30,929	14,463	-
Proyecto Especial de Infraestructura de Transporte Nacional	33,879	51,944	32,995	51,799	884	145
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel	5,984	-	5,984	-	-	-
Vial y Vives - DSD S.A. - Minera Spence	12,536	5,256	12,536	5,256	-	-
Vial y Vives - DSD S.A. - Refineria ENAP	9,472	8,721	9,472	8,721	-	-
Vial y Vives - DSD S.A. - Modernization and expansion - Arauco Plant	1,531	2,045	1,531	2,045	-	-
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	1,986	12,383	1,986	12,383	-	-
Morelco SAS - Santa Mónica Project	-	62,020	-	62,020	-	-
Otros	2,174	796	1,985	796	189	-
	365,730	471,162	350,194	463,649	15,536	7,513

The main variation corresponds to: i) Increase in Viva Negocio Inmobiliario S.A.C. for S/38.5 million in Los parques de Comas. ii) Increase in Morelco S.A.S. for S/62 million corresponding to Santa Monica project.

(b)	The main variation in taxes payable corresponds to the increase in Vial y Vives-DSD S.A. for S/ 22 million that corresponds to the payment agreement with the Tesoreria General de la Republica de Chile, increase in VAT S/11 million (Cumbra Peru S.A. for S/7 million and Unna Energia S/4 million) and the increase in other taxes for S/ 15 million (Cumbra Peru S.A. for S/11 million and Aenza Servicios Corporativos S.A.C. for S/4 million).

(c)	Other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors for S/25.8 million (S/25.6 million as of December 31, 2022), by the subsidiary Cumbra Peru S.A. as a consequence of the termination of the operations of Gasoducto Sur Peruano S.A. (Note 14.i).

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

20.	Other Provisions

This item comprises:

	Total		Current		Non-current
	As of	As of	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2022	2023	2022	2023	2022	2023

Legal claims (a)	580,215	573,766	87,947	91,152	492,268	482,614
Tax claims (b)	53,578	48,248	33,128	24,264	20,450	23,984
Provision for well closure (c)	68,160	69,830	11,851	8,321	56,309	61,509
	701,953	691,844	132,926	123,737	569,027	568,107

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

(a)	Legal contingencies are comprised by the following:

Civil compensation to Peruvian Government

Corresponds to the legal contingency estimated by management for exposure of the Company to a probable compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in Note 1-C) on September 15, 2022, the collaboration and benefits agreement is signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian State of S/481.3 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.8% and 1.7%, respectively; in addition, the Company compromise to establish a package of guarantees after the court approval i) a trust that includes shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian State for two (2) years, counted from court’s approval. As of June 30, 2023, the balance of the Agreement remains at S/333.3 million and US$40.7 million, totalling S/481.3 million approximately (as of December 31, 2022, the balance was S/488.9 million).

Administrative process INDECOPI

i)	On March 9, 2021, Cumbra Peru S.A. was notified with a Final instruction Report prepared by the Technical Secretary of the National Institute of Competence, Protection and Intellectual Property - INDECOPI (by its acronym in Spanish and INDECOPI hereinafter) in relation to the administrative sanction process against 33 construction companies and other 26 of their executives for allegedly arranging a coordination system to illegally distribute several contract tenders conducted by Provias Nacional and other govenmental entities. On November 15, 2021 INDECOPI’s – Free Competence Defense Commission, through Resolution N°080-021-CLC-INDECOPI, ruled in favor to sanction the companies and their executives, included Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against such ruling, suspending its application including the payment of imposed fines and compliance of corrective measures dictated. As of June 30, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.4 million as of December 31, 2022).

ii)	On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified by INDECOPI, issued on Resolution 038-2021/CLC-INDECOPI, through which initiate a sanctioning administrative procedure for the alleged execution of a horizontal collusive practice in the form of concerted distribution of suppliers in the contracting market of construction workers industry across nation-wide, during the period comprehended between years 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. submitted a proposal for a cease and desist agreement for the early termination of the administrative sanctioning procedure, in which (i) they acknowledged the alleged conduct, (ii) they committed to maintain in the years 2022, 2023 and 2024 a program of compliance with free competition rules, and (iii) they agreed to pay a compensation amounting to S/2.7 million in two installments (one after 60 days and the second after 12 months). By Resolution No. 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease and desist commitment and concluded the sanctioning procedure. As of June 30, 2023 and December 31, 2022, the Company has recorded a provision amounting to S/1.4 million.

Shareholder class action lawsuits in the Eastern District Court of New York, United States of America

During the first quarter of 2017 two collective demands were filed against the Company, and certain former employees in the Eastern District of New York attending Securities Act legislation. On July 2, 2020, the Company signed the definitive settlement agreement with plaintiffs’ counsel, whereby the parties agree to terminate the collective demand subject to Court’s approval and payment of the settlement amount by the Company. The amount settled for the termination of the class action is equivalent to US$20 million. On September 14, 2021, the settlement agreement was approved by the Eastern District Court of New York. During 2020, a payment of US$0.3 million (equivalent to S/1.1 million) and US$5 million was made and covered by the Company and by the professional liability assurance policy in accordance with the agreement signed with the insurer, respectively. The term of the agreement stablishes that the remaining US$14.7 million, plus 5% annual effective interest rate and 8% after June 30, 2021, must be paid by the Company before September 30, 2021.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

On June 30, 2021, a first amendment to the agreement was signed, in which is stablished a payment of US$0.6 million (equivalent to S/2.2 million), amortization of the outstanding balance on September 30, 2021, and an annual effective interest rate of 8%. On October 1, 2021, the second amendment to the agreement was signed, whereby US$5.5 million (equivalent to S/22.7 million) was paid plus accrued interest of US$0.9 million (equivalent to S/3.6 million), established as a new expiration date June 30, 2022, plus accrued interest per year at an annual effective interest rate of 9% was set.

As of December 31, 2021, the Company maintains a provision of US$8.6 million, equivalent to S/34.4 million, plus interests. This provision of S/33.3 million was full paid on April 8, 2022.

(b)	Tax contingencies:

(i)

Claim processes at the Superintendencia Nacional de Aduanas y de Administración Tributaria - SUNAT (Peruvian Customs and Tax Authorities) for S/18.4 million corresponding to AENZA S.A.A. for year 2016 income tax amounting to S/15.9 million and Cumbra Ingenieria S.A. for year 2015 income tax amounting to S/2.5 million.

(ii)	Claims at The Judiciary for S/9.7 million in AENZA S.A.A. for income tax and sales tax for the years 1998 through 2011.

(iii)

Appeal process at the Tax Court for S/14.7 million corresponding to: Cumbra Ingenieria S.A. for years 2013, 2014 and 2016 income tax amounting to S/6.7 million, AENZA S.A. for years 2014 and 2015 income tax amounting to S/4.8 million, Cumbra Peru S.A. for year 2012 income tax amounting to S/ 2.1 million, and Consorcio Constructor Chavimochic for year 2016 income tax amounting to S/ 1.1 million

(iv)	Non-contentious proceedings for S/5.4 million related to Cumbra Ingenieria S.A. for S/5.3 million and Carretera Andina del Sur S.A. for S/0.1 million.

(c)	Provision for closure corresponds mainly to:

i)	As of December 31, 2022 and as of June 30, 2023, the provisions for well closure of the subsidiary Unna Energia S.A. are S/56.7 million and S/56.5 million, respectively; and a provision for contractual compliance with Perupetro S.A. for S/3.2 million and S/3.3 million, respectively; and

ii)	Provision for costs associated of the subsidiary Red Vial 5 S.A., related to the closing of the concession contract and the process of claiming the tariff guarantee for toll suspension for S/7.1 million (as of December 31, 2022, S/5.6 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

The account movement for the period ended June 30, 2022 and 2023 are as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2022	364,385	37,466	82,475	484,326
Additions	15,783	2,731	2,950	21,464
Present value	19,727	-	(1,330)	18,397
Reversals of provisions	(3,471)	-	-	(3,471)
Reclasification	2,701	(213)	-	2,488
Payments	(34,362)	-	(215)	(34,577)
Translation adjustments / Exchange difference	(7,797)	-	(1,075)	(8,872)
As of June 30, 2022	356,966	39,984	82,805	479,755

As of January 1, 2023	580,215	53,578	68,160	701,953
Additions	8,397	503	222	9,122
Present value	564	-	3,240	3,804
Reversals of provisions	(2,541)	(1,637)	(548)	(4,726)
Reclasification	(6)	(4,196)	-	(4,202)
Payments	(4,922)	-	(38)	(4,960)
Translation adjustments / Exchange difference	(7,941)	-	(1,206)	(9,147)
As of June 30, 2023	573,766	48,248	69,830	691,844

21.	Capital

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 Convertible Bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, the Company issued 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased commitments capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, Note 17-d).

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company's capital was S/1,196,979,979, the par value of the shares was S/1.00 each, fully subscribed and paid and with voting rights.

As of June 30, 2023, a total of 129,508,605 shares are represented in ADSs, equivalent to 8,633,907 ADSs at a ratio of 15 shares per ADS.

As of December 31, 2022, the total capital stock of the Company corresponds a total of 130,025,625 shares represented in ADS, equivalent to 8,668,375 ADSs at a rate of 15 shares per ADS.

22.	Deferred Income Tax

The changes in deferred income taxes are as follows:

	As of	As of
	June 30,	June 30,
In thousands of soles	2022	2023
Opening balance	177,939	167,330
Debit (credit) to income statement (Note 27)	21,832	(25,110)
Reclassification	(4,399)	-
Other movements	(8,825)	(216)
Total	186,547	142,004

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

23.	Revenue from Contracts with Customers

The corporation's income is derived principally from the following:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Construction activities	704,393	589,395	1,248,633	1,038,038
Services rendered	253,532	259,763	496,492	516,343
Sale of real estate and goods	169,746	187,763	302,472	332,678
Revenue from contracts with customers	1,127,671	1,036,921	2,047,597	1,887,059

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

A. Revenues from contracts with customers are mainly broken down by the following periods:

For the six month period ended June 30,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	882,117	588,342	292,889	310,992	334,836	340,904	84,415	94,196	8,321	11,695	1,602,578	1,346,129
Chile	398,050	349,546	-	-	-	-	-	-	-	-	398,050	349,546
Colombia	46,969	191,384	-	-	-	-	-	-	-	-	46,969	191,384
	1,327,136	1,129,272	292,889	310,992	334,836	340,904	84,415	94,196	8,321	11,695	2,047,597	1,887,059
Major products/ service lines
Construction activities	1,248,633	1,038,038	-	-	-	-	-	-	-	-	1,248,633	1,038,038
Engineering services	78,503	91,234	-	-	-	-	-	-	-	-	78,503	91,234
Oil and gas extraction, storage and dispatching services	-	-	71,089	70,253	-	-	-	-	-	-	71,089	70,253
Transportation services	-	-	-	-	196,403	203,606	-	-	-	-	196,403	203,606
Road concession services	-	-	-	-	136,295	134,819	-	-	-	-	136,295	134,819
Water treatment service	-	-	-	-	2,138	2,479	-	-	-	-	2,138	2,479
Property rental	-	-	-	-	-	-	3,743	2,257	-	-	3,743	2,257
Parent company services and others	-	-	-	-	-	-	-	-	8,321	11,695	8,321	11,695
Sale of real estate and lots	-	-	-	-	-	-	80,672	91,939	-	-	80,672	91,939
Sale of oil and gas	-	-	221,800	240,739	-	-	-	-	-	-	221,800	240,739
	1,327,136	1,129,272	292,889	310,992	334,836	340,904	84,415	94,196	8,321	11,695	2,047,597	1,887,059
Timing of revenue recognition
Transferred at a point in time	-	-	292,889	310,992	-	-	84,415	94,196	8,321	11,695	385,625	416,883
Transferred over time	1,327,136	1,129,272	-	-	334,836	340,904	-	-	-	-	1,661,972	1,470,176
	1,327,136	1,129,272	292,889	310,992	334,836	340,904	84,415	94,196	8,321	11,695	2,047,597	1,887,059
Revenue from contracts with customers	1,327,136	1,129,272	292,889	310,992	334,836	340,904	84,415	94,196	8,321	11,695	2,047,597	1,887,059

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

For the three month period ended June 30,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	518,368	356,264	153,233	146,116	166,561	170,855	54,912	76,546	4,916	6,193	897,990	755,974
Chile	202,089	184,075	-	-	-	-	-	-	-	-	202,089	184,075
Colombia	27,592	96,872	-	-	-	-	-	-	-	-	27,592	96,872
	748,049	637,211	153,233	146,116	166,561	170,855	54,912	76,546	4,916	6,193	1,127,671	1,036,921
Major products/ service lines
Construction activities	704,393	589,395	-	-	-	-	-	-	-	-	704,393	589,395
Engineering services	43,656	47,816	-	-	-	-	-	-	-	-	43,656	47,816
Oil and gas extraction, storage and dispatching services	-	-	36,399	33,754	-	-	-	-	-	-	36,399	33,754
Transportation services	-	-	-	-	95,117	102,035	-	-	-	-	95,117	102,035
Road concession services	-	-	-	-	70,400	67,604	-	-	-	-	70,400	67,604
Water treatment service	-	-	-	-	1,044	1,216	-	-	-	-	1,044	1,216
Property rental	-	-	-	-	-	-	2,000	1,145	-	-	2,000	1,145
Parent company services and others	-	-	-	-	-	-	-	-	4,916	6,193	4,916	6,193
Sale of real estate and lots	-	-	-	-	-	-	52,912	75,401	-	-	52,912	75,401
Sale of oil and gas	-	-	116,834	112,362	-	-	-	-	-	-	116,834	112,362
	748,049	637,211	153,233	146,116	166,561	170,855	54,912	76,546	4,916	6,193	1,127,671	1,036,921
Timing of revenue recognition
Transferred at a point in time	-	-	153,233	146,116	-	-	54,912	76,546	4,916	6,193	213,061	228,855
Transferred over time	748,049	637,211	-	-	166,561	170,855	-	-	-	-	914,610	808,066
	748,049	637,211	153,233	146,116	166,561	170,855	54,912	76,546	4,916	6,193	1,127,671	1,036,921
Revenue from contracts with customers	748,049	637,211	153,233	146,116	166,561	170,855	54,912	76,546	4,916	6,193	1,127,671	1,036,921

B.	Balances of contract assets and liabilities is primarily comprised of:

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2022	2023

Receivables	10.a	894,571	887,656
Unbilled receivables	10.b and c	907,880	912,517
Guarantee deposits	12	161,948	191,394
Advances received from customers	19.a	(365,730)	(471,162)

Contract assets primarily relate to rights to consideration for work performed, but not billed at the reporting date. Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

The following is a detail of the movement of contract liabilities:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023

Initial balance	-	-	322,680	365,730
Advances received from customers	286,932	210,071	341,017	313,863
Compensation of customer advances	(219,280)	(117,366)	(311,555)	(208,431)
Final balance	67,652	92,705	352,142	471,162

Revenue from contract liabilities recognized as of June 30, 2023 is S/208.4 million (S/726.4 million as of June 30, 2022).

24.	Expenses by Nature

For the periods ended June 30, 2022, and 2023, this caption comprises the following:

		For the three			For the six
		month period ended June 30			month period ended June 30
		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2022
Salaries, wages and fringe benefits		320,154	34,137	354,291	675,293	60,376	735,669
Services provided by third-parties		309,652	14,133	323,785	575,502	21,420	596,922
Purchase of goods		156,414	(248)	156,166	287,776	-	287,776
Other management charges		79,533	1,518	81,051	162,173	4,558	166,731
Depreciation	15.a	14,949	3,339	18,288	29,589	7,594	37,183
Amortization	15.b	22,707	671	23,378	46,428	1,309	47,737
Impairment of accounts receivable		134	24	158	180	24	204
Taxes		3,356	307	3,663	4,992	328	5,320
Impairment of inventory		(10)	-	(10)	89	-	89
		906,889	53,881	960,770	1,782,022	95,609	1,877,631

		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2023
Salaries, wages and fringe benefits		251,801	31,917	283,718	507,878	61,080	568,958
Services provided by third-parties		348,308	16,839	365,147	606,853	26,274	633,127
Purchase of goods		149,318	-	149,318	259,661	-	259,661
Other management charges		93,963	1,622	95,585	183,967	4,414	188,381
Depreciation	15.a	12,811	4,631	17,442	27,488	7,890	35,378
Amortization	15.b	38,787	988	39,775	73,083	1,978	75,061
Impairment of accounts receivable		1,289	891	2,180	1,289	891	2,180
Taxes		6,358	172	6,530	11,632	396	12,028
		902,635	57,060	959,695	1,671,851	102,923	1,774,774

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

25.	Other Income and Expenses, Net

For the periods ended June 30, 2022, and 2023, this item comprises:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023
Other income:
Insurance compensation	41	316	46	2,978
Recovery of provisions and impairments	1,395	557	1,473	1,900
Sale of assets	849	2,957	4,879	4,000
Change in contract of the call option	3,706	-	3,706	-
Penalty income	535	167	750	326
Supplier debt forgiveness	5,053	13	5,053	158
Others	2,227	1,619	2,708	2,757
	13,806	5,629	18,615	12,119

	2022	2023	2022	2023
Other expenses:
Administrative sanctions and legal processes	6,104	1,999	13,381	6,847
Net cost of fixed assets disposal	215	1,515	4,197	2,138
Asset impairment	661	16	661	16
Disposal of property, plant and equipment	833	378	934	580
Renegotiation of contract with suppliers	1,841	-	1,841	-
Others	446	1,153	1,025	1,537
	10,100	5,061	22,039	11,118
Other income and expenses, net	3,706	568	(3,424)	1,001

26.	Financial Income and Expenses

A.	Financial Income and Expenses

For the periods ended June 30, 2022 and 2023, this caption comprises the following:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023

Financial income:
Interest on short-term bank deposits	2,824	6,768	3,334	13,187
Exchange difference gain, net (Note 4.A.a.i)	1,150	1,083	4,303	12,379
Others	332	281	975	598
	4,306	8,132	8,612	26,164

Financial expenses:
Interest expense on:
- Bank loans (a)	16,343	23,337	25,064	44,708
- Bonds (b)	5,496	4,628	24,335	9,417
- Loans from third parties	2,370	1,988	5,321	4,819
- Financial lease right-of-use	1,008	1,168	1,944	2,476
- Financial lease	134	1	287	9
Commissions and collaterals	4,442	4,143	10,265	8,925
Interests from Tax Administration	3,834	7,417	7,222	10,483
Other financial expenses	1,516	1,943	2,352	5,600
	35,143	44,625	76,790	86,437

a)	The increase in interest compared to the same period of the previous year corresponds to the Bridge Loan acquired in April 2022, for US$120 million, with a quarterly average effective rate of 1.75% and 2.99% for the three-month period ended June 30, 2022 and for the six-month period ended June 30, 2023, respectively.

b)	For the six months period ended June 30, 2022, includes the interest corresponding to the AENZA bonds for US$89.9 million, which were converted into shares during the first quarter of 2022 (Note 17.d).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

B.	Gain (loss) from present value of financial assets or liabilities

For the periods ended June 30, 2022 and 2023, this caption comprises the following:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023

Profit for present value of financial asset or liability	1,290	6,910	3,085	24,549
Loss for present value of financial asset or liability	(29,960)	(553)	(71,350)	(4,386)
	(28,670)	6,357	(68,265)	20,163

For the six months ended June 30, 2023, there was a net increase compared to the same period of the previous year, mainly due to:

(i)	Gain from the adjustment in the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/18 million due to the decrease in the discount rate applied from 5.86% to 4.98% (loss of S/37.3 million due to the increase in the rate from 2.73% to 5.42% as of June 30, 2022).

(ii)	Present value of the Civil Redress to the Peruvian State with a discount rate applied from 0.86% to 1.41% as of June 30, 2022, impacting the Company for S/18.5 million, Unna Transporte S.A.C. for S/1.4 million and Cumbra Peru S.A.C. for S/1.4 million.

27.	Income Tax

A. IR expense shown in the consolidated statement of income comprises:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023

Current income tax	21,073	11,289	43,000	47,303
Deferred income tax	3,050	28,743	(21,832)	25,110
Income tax expense	24,123	40,032	21,168	72,413

B. The Corporation's income tax differs from the notional amount that would result from applying the Corporation's weighted average corporate income tax rate to consolidated pretax income as follows:

	For the three		For the six
	month period ended June 30,		month period ended June 30,
In thousands of soles	2022	2023	2022	2023

Loss before income tax	112,594	48,450	31,168	74,832
Income tax by applying local applicable tax
rates on profit generated in the respective countries	26,121	15,057	8,743	23,297
Tax effect on:
- Non-deductible expenses	15,087	6,328	4,490	8,435
- Unrecognized deferred income tax asset	(16,889)	12,386	7,149	31,397
- Equity method (profit) loss	(440)	(234)	(315)	(489)
- Provision of tax contingencies	442	4,724	442	4,724
- Change in prior years estimations	(198)	1,771	659	5,049
Income tax	24,123	40,032	21,168	72,413

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

December 31, 2022 and June 30, 2023

28.	Contingencies, Commitments and Guarantees

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (Note 20), and the balance of possible contingencies is S/397.1 million (S/390.1 million as of December 31, 2022).

a)	Tax contingencies

The Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/319.6 million (S/311 million as of December 31, 2022), according to the following details:

i)	Appeal process at Tax Court totaling S/271.8 million:

(i)	AENZA S.A.A.’s income tax return for years 2013, 2014, and 2015 amounting to S/ 122.4 million;

(ii)	Cumbra Peru S.A.’s income tax return for years 2012, 2014 and 2016 amounting to S/110.4 million;

(iii)	Consorcio Constructor Ductos del Sur’s income tax return for year 2014 amounting to S/14.8 million;

(iv)	Cumbra Ingenieria S.A.’s income tax return for years 2013, 2014 and 2016 amounting to S/12.5 million;

(v)	Consorcio Constructor Chavimochic’s income tax return for years 2014, 2015, and 2016 amounting to S/9.3 million;

(vi)	Viva Negocio Inmobiliario S.A.’s income tax return for year 2009 amounting to S/ 1.6 million; and

(vii)	Unna Transporte S.A.’s income tax and sales tax returns for year 2015 amounting to S/ 0.8 million.

ii)	Claim process at SUNAT totaling S/47.8 million: AENZA S.A.A.’s income tax returns for year 2016 for S/33.8 million; Cumbra Ingeniería S.A.’s income tax returns for year 2015 for S/8.3 million; and Viva Negocio Inmobiliario S.A.C.’s income tax return for year 2020 for S/5.7 million.

In the opinion of the Corporation's management, as of June 30, 2023, all claims will be favorable considering their characteristics and the assessment of its legal advisors.

b)	Other contingencies

As of June 30, 2023 the Company considers that the maximum exposure for other contingencies of the corporate amounts to S/77.5 million (S/79.1 million as of December 31, 2022), as detailed:

i)	Civil lawsuits, mainly related to indemnities for damages, contract terminations, and obligations to pay a sum of money totaling S/13.1 million (S/26.9 million at the end of 2022), mainly related to Cumbra Peru S.A. for S/3.1 million, Morelco S.A.S. for S/3 million, Unna Transporte S.A.C. for S/2.4 million, Ecologia y Tecnologia Ambiental S.A. for S/2 million, Cumbra Ingenieria S.A. for S/1.8 million, Red Vial 5 S.A. for S/ 0.6 million and Viva Negocio Inmobiliario S.A. for S/ 0.2 million (Cumbra Peru S.A. for S/ 20.1 million, Cumbra Ingenieria S.A. for S/ 3.8 million, Unna Transporte S.A.C. for S/ 1.9 million, Red Vial 5 S.A. for S/ 0.6 million, Viva Negocio Inmobiliario S.A. for S/ 0.3 million, and Morelco S.A.S. for S/ 0.2 million).

ii)	Labor proceedings amounting to S/27.2 million (S/22.2 million in 2022), mailyn reltated to Morelco S.A.S. for S/24 million, Unna Energia S.A. for S/ 1.6 million, Unna Transporte S.A.C. for S/ 1.3 million and Cumbra Peru S.A. for S/ 0.3 million (in 2022, Morelco S.A.S. for S/19 million, Unna Energia S.A. for S/1.6 million, Unna Transporte S.A.C. for S/1.3 million and Cumbra Peru S.A. for S/0.3 million).

iii)	Contentious-administrative proceedings for S/25 million (S/15.3 million in 2022), mailny related to Unna Energia S.A. for S/22.3 million and Morelco S.A.S. for S/2.7 million (in 2022, Unna Energia S.A. for S/12.8 million and Morelco S.A.S. for S/2.5 million).

iv)	Administrative proceedings for S/9.5 million (S/14.7 million in 2022), mainly related to Tren Urbano de Lima S.A. for S/5.1 million, AENZA S.A.A. for S/3.5 million, Cumbra Peru S.A. for S/0.5 million, and Viva Negocio Inmobiliario S.A. for S/0.4 million (in 2022, Cumbra Peru S.A. for S/6 million, Tren Urbano de Lima S.A. for S/4.8 million, AENZA S.A.A. for S/3.5 million and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

c)	Letters bonds and guarantees

As of June 30, 2023, the Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$546.6 million (US$574.6 million, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and June 30, 2023

29.	Non-Controlling Interests

The following table summarizes information regarding each of the Corporation's subsidiaries that have significant noncontrolling interests, prior to any intragroup elimination. any intragroup elimination.

At June 30, 2022	VIVA Negocio inmobiliario S.A. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	43.78%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	490,258	97,603	343,745	140,434	315,589	1,187,132	301
Non-current assets	109,506	350,954	675,538	12,477	543,895	1,009,808	13,368
Current liabilities	(221,001)	(63,709)	(113,998)	(120,737)	(165,046)	(1,558,104)	(304)
Non-current liabilities	(28,651)	(205,619)	(695,082)	-	(257,864)	(160,108)	(7,756)
Net assets	350,112	179,229	210,203	32,174	436,574	478,728	5,609
Net assets atributable to non-controlling interest	100,142	59,146	52,551	3,402	32,625	8,069	2,998	(137)	(5,887)	252,909
Revenues	84,415	106,018	197,189	86,434	292,889	1,251,138	-
Profit of the period	9,356	17,868	43,175	(9,505)	28,704	(12,368)	-
Other comprehensive income	-	-	-	12	-	(7,722)	-	(2,570)	-	(10,280)
Total comprehensive income for the period	9,356	17,868	43,175	(9,493)	28,704	(20,090)	-
Profit of the year, allocated to non-controlling interest	7,802	5,896	10,794	(1,026)	3,407	(461)	17	(130)	(1,086)	25,213
Other comprehensive income, allocated to non-controlling interest	-	-	-	1	-	(125)	-	-	-	(124)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and June 30, 2023

At June 30, 2023	VIVA Negocio inmobiliario S.A. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	486,343	91,235	307,026	132,723	191,493	1,317,830	299
Non-current assets	181,724	301,350	731,270	9,140	691,177	840,114	13,368
Current liabilities	(216,560)	(59,547)	(109,076)	(108,965)	(218,634)	(1,750,499)	(51)
Non-current liabilities	(71,813)	(162,374)	(701,532)	(1,298)	(207,676)	(138,888)	(7,729)
Net assets	379,694	170,664	227,688	31,600	456,360	268,557	5,887
Net assets atributable to non-controlling interest	95,692	56,319	56,922	3,341	32,720	878	3,147	(115)	31	248,935
Revenues	94,373	102,279	204,678	99,187	310,992	1,039,497	-
Profit of the period	12,704	15,585	39,410	27	21,958	(78,508)	58
Other comprehensive income	-	-	-	(26)	-	(4,246)	-	(1,165)	-	(5,437)
Total comprehensive income for the period	12,704	15,585	39,410	1	21,958	(82,754)	58
Profit (loss) of the period, allocated to non-controlling interest	7,203	5,143	9,853	11	3,337	(611)	31	(176)	190	24,981
Other comprehensive income, allocated to non-controlling interest	-	-	-	(5)	-	40	-	-	-	35

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022 and June 30, 2023

30.	Dividends

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future. Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in Note 1.C has been paid.

For the period ended June 30, 2023, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/50.7 million (for year ended on December 31, 2022, the subsidiaries paid S/2.3 million).

31.	Loss per Share

The basic loss per common share has been calculated by dividing the loss of the period attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that period.

For the periods ended June 30, 2022 and 2023, the basic loss per common share is as follows:

		For the three		For the six
		month period ended June 30,		month period ended June 30,
In thousands of soles		2022	2023	2022	2023
Profit (loss) attributable to owners of the Company during the period		72,631	(5,174)	(15,213)	(22,562)

Weighted average number of shares in issue at S/1.00 each, at June 30,	(*)	1,041,821,096	1,196,979,979	1,041,821,096	1,196,979,979
Basic profit (loss) per share (in S/)	(**)	0.074	(0.004)	(0.015)	(0.019)

Weighted average number of shares (diluted) in issue at S/1.00 each, at June 30,		1,196,979,979	1,196,979,979	1,196,979,979	1,196,979,979
Diluted profit (loss) per share (in S/)		0.060	(0.004)	(0.013)	(0.019)

(*)	The weight average of the shares in 2022, considers the bond capitalization effect in common shares issued, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 21 (weight: 59 days with 284,216,317 shares, 31 days with 155,808,214 shares and 91 days with 601,796,564 shares).

(**)	The Corporation does not have common shares with dilutive effects as of June 30, 2022 and 2023.

32.	Events after the date of the interim condensed financial statement

Between June 30, 2023 and the date of approval of the interim condensed consolidated financial statements, there have been no subsequent events that may affect the reasonableness of the financial statements issued.